Exhibit 12.1

CHS Inc.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended
	May 31,	Years Ended August 31,
(in thousands)	2013	2012	2011	2010	2009	2008

EARNINGS:

Income from continuing operations before income taxes	$960,761	$1,416,571	$1,147,656	$583,835	$503,678	$946,743

ADD:
Fixed charges, as shown below	102,216	131,641	116,885	95,462	110,748	124,000
Amortization of capitalized interest	2,376	3,305	3,604	3,654	3,640	3,144
Distributions from equity investments	50,886	75,468	137,766	89,689	80,403	110,013
Investments redeemed - equity investees, cooperatives and other	5,780	10,409	8,980	14,188	39,787	43,046

SUBTRACT:
Equity in income of investees	(72,406)	(102,389)	(131,414)	(108,787)	(105,754)	(150,413)
Noncash patronage dividends received	(4,552)	(10,461)	(9,697)	(9,918)	(9,717)	(4,083)
Interest capitalized	(8,163)	(8,881)	(5,487)	(6,212)	(5,201)	(9,759)
EARNINGS AS ADJUSTED	$1,036,898	$1,515,663	$1,268,293	$661,911	$617,584	$1,062,691

FIXED CHARGES:
Interest	$73,304	$94,089	$83,045	$69,902	$85,668	$100,123
Amortization of debt costs	7,880	12,692	11,762	4,132	4,668	4,439
Appropriate portion (1/3) of rent expense	21,031	24,859	22,078	21,429	20,413	19,438
TOTAL FIXED CHARGES	102,215	131,640	116,885	95,463	110,749	124,000

PREFERRED DIVIDEND FACTOR:	19,521	26,028	26,534	25,823	24,059	19,392

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$121,736	$157,668	$143,419	$121,286	$134,808	$143,392

RATIO	8.5x	9.6x	8.8x	5.5x	4.6x	7.4x

For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest. Interest costs of $126.3 million, $67.5 million, and $113.2 million for the nine months ended May 31, 2013 and 2012, and the year ended August 31, 2012, respectively, associated with our commitment to purchase the NCRA noncontrolling interests, were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends.